[LETTERHEAD OF A.G. EDWARDS & SONS, INC.]

February 7, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  HILAND PARTNERS, LP
  Common Units Representing Limited Partnership Interests
  Form S-1 Registration Statement
  Registration No. 333-119908

Dear Sirs:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, Underwriters of the above issue, hereby join in the request with Hiland Partners, LP that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective by 1:00 p.m. (Washington, D.C. time), on February 9, 2005 or as soon thereafter as is practicable.

        In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned have effected from February 3, 2005 through the date hereof, approximately the following distribution of:

  Preliminary Prospectus dated February 1, 2005

        13,000 copies to prospective Underwriters, institutional investors, dealers and others.

        The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
A.G. EDWARDS & SONS, INC. RAYMOND JAMES & ASSOCIATES, INC. RBC CAPITAL MARKETS CORPORATION
By:	A.G. EDWARDS & SONS, INC.
By:	/s/ T. FRANK MURPHY
Name:	T. Frank Murphy
Title:	Managing Director—Investment Banking